UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Cardica, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14141R101
(CUSIP Number)

KEVIN KOTLER
BROADFIN CAPITAL, LLC
237 Park Avenue, Suite 900
New York, New York 10017
(310) 246-0345

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON CO

_________________________
* See Item 5 of the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON OO

_________________________
* See Item 5 of the Schedule 13D.

CUSIP NO. 14141R101

1	NAME OF REPORTING PERSON KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,874,992*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 8,874,992*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,874,992*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98%*
14	TYPE OF REPORTING PERSON IN

_________________________
* See Item 5 of the Schedule 13D.

CUSIP NO. 14141R101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Shares”), of Cardica, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 900 Saginaw Drive, Redwood City, California 94063.

Item 2.                    Identity and Background.

(a)           This statement is filed by:

(i)	Broadfin Healthcare Master Fund, Ltd., a Cayman Islands exempted company (“Broadfin Master”);

(ii)	Broadfin Capital, LLC, a Delaware limited liability company (“Broadfin Capital”), which serves as the investment manager of Broadfin Master; and

(iii)	Kevin Kotler, who serves as the managing member of Broadfin Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of Broadfin Master is 20 Genesis Close, Ansbacher House, Second Floor, P.O. Box 1344, Grand Cayman KY1-1108, Cayman Islands. The address of the principal office of each of Broadfin Capital and Mr. Kotler is 237 Park Avenue, Suite 900, New York, New York 10017. The officers and directors of Broadfin Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)           The principal business of Broadfin Master is purchasing, holding and selling securities for investment purposes. The principal business of Broadfin Capital is serving as the investment manager of Broadfin Master. The principal occupation of Mr. Kotler is serving as the managing member of Broadfin Capital.

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Kotler is a citizen of the United States of America.

CUSIP NO. 14141R101

Item 3.                    Source and Amount of Funds or Other Consideration.

The Shares owned by Broadfin Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 8,874,992 Shares owned by Broadfin Master is approximately $7,721,243, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have recently engaged, and intend to continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding the composition of the Board, generally, and means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 88,931,216 Shares outstanding as of May 1, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2014.

As of the close of business on July 23, 2014, Broadfin Master beneficially owned 8,874,992 Shares, constituting approximately 9.98% of the Shares outstanding.  Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding.  Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own 8,874,992 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding.

Excluded from the Reporting Persons’ beneficial ownership is 9,875,200 Shares issuable upon the conversion of 98,752 shares of the Issuer’s Series A Convertible Preferred Stock (the “Series A Preferred Stock”) due to a conversion cap that precludes the holder thereof from converting the Series A Preferred Stock to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.98% of the Shares outstanding (the “Beneficial Ownership Limitation”). Upon written notice to the Issuer, the Reporting Persons may increase the Beneficial Ownership Limitation to any other percentage specified in such notice, which increase in the Beneficial Ownership Limitation shall take effect on the 61st day after delivery to the Issuer. In the event the Reporting Persons delivered written notice to the Issuer increasing the Beneficial Ownership Limitation to 19.98% and subsequently fully converted the 98,752 shares of the Series A Preferred Stock into 9,875,200 Shares, the Reporting Persons would beneficially own an aggregate of 18,750,192 Shares, constituting approximately 18.98% of the Shares outstanding.

CUSIP NO. 14141R101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have sole power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)           Schedule B annexed hereto lists all transaction in the Shares during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 24, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Broadfin Healthcare Master Fund, Ltd., Broadfin Capital, LLC and Kevin Kotler, dated July 24, 2014.

CUSIP NO. 14141R101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2014	BROADFIN HEALTHCARE MASTER FUND, LTD.

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Director

BROADFIN CAPITAL, LLC

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Managing Member

/s/ Kevin Kotler
KEVIN KOTLER

CUSIP NO. 14141R101

SCHEDULE A

Directors and Officers of Broadfin Healthcare Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Kevin Kotler Director*

_____________________
*Mr. Kotler is a Reporting Person and, as such, the information with respect to Mr. Kotler called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 14141R101

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
BROADFIN HEALTHCARE MASTER FUND, LTD.
232,286	0.9973	06/05/2014
25,000	0.9800	06/05/2014
42,465	1.0000	06/06/2014
200,249	1.0000	06/06/2014